Exhibit 99.1

Collective Mining Announces Closing of Concurrent Financings for Gross Proceeds of C$46.35 Million

/THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES/

TORONTO, Oct. 31, 2024 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce the closing of its upsized "bought deal" public offering of 8,050,000 common shares of the Company (the "Shares") at a price of C$5.00 per Share (the "Issue Price") for aggregate gross proceeds of C$40,250,000, including the exercise in full of the underwriters' over-allotment option (the "Public Offering"). The Public Offering was conducted by a syndicate of underwriters led by BMO Capital Markets, as sole bookrunner, and including Clarus Securities Inc., Scotia Capital, among others (collectively, the "Underwriters"), pursuant to the terms of an underwriting agreement entered into between the Corporation and the Underwriters on October 28, 2024.

Concurrently with the closing of the Public Offering, the Company completed a non-brokered private placement of 1,226,235 Shares at the Issue Price (the "Concurrent Private Placement") with a strategic investor of the Company for aggregate gross proceeds of C$6,131,175. The Concurrent Private Placement was completed to enable the strategic investor to top-up its ownership interest in the Company to approximately 9.99% on a partially-diluted basis after giving effect to the Public Offering, in accordance with the terms of the strategic investor's existing participation right in equity financings of the Company. The Shares issued pursuant to the Concurrent Private Placement are subject to a restricted hold period of four months and one day following the closing of the Concurrent Private Placement. No commission or other fee was paid to the Underwriters in connection with the sale of Shares pursuant to the Concurrent Private Placement.

The Company intends to use the net proceeds from the Public Offering and the Concurrent Private Placement to fund ongoing work programs to advance the Guayabales Project, to pursue other exploration and development opportunities, and for working capital and general corporate purposes, as more fully described in the prospectus supplement (the "Prospectus Supplement") of the Company dated October 28, 2024 and filed in each of the provinces and territories of Canada, other than Quebec and Nunavut.

The Shares issued pursuant to the Public Offering in Canada were qualified for distribution pursuant to the Prospectus Supplement and a short form base shelf prospectus (the "Base Shelf Prospectus") dated December 4, 2023. Additionally, the Shares issued outside of Canada were offered and sold on a private placement basis, including, with respect to those Shares sold and issued to purchasers in the United States, pursuant to the exemption from registration provided for under Rule 506(b) of Regulation D and/or Section 4(a)(2) of the United States Securities Act of 1933, as amended, and the applicable securities laws of any state of the United States. The Prospectus Supplement, Base Shelf Prospectus, and the documents incorporated by reference therein, are available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

The Public Offering and the Concurrent Private Placement remain subject to final approval of the Toronto Stock Exchange (the "TSX").

Certain directors, officers and insiders of the Company (collectively, the "Insiders") participated in the Public Offering. Participation by the Insiders in the Public Offering was considered a "related party transaction" pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the Insiders' participation in the Public Offering pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to, nor the consideration paid by, the Insiders exceeded 25% of the Company's market capitalization. The Company did not file a material change report 21 days prior to closing of the Public Offering, as the Insiders' participation had not been confirmed at that time which the Company deemed reasonable in the circumstances so as to be able to avail itself of potential financing opportunities and complete the Public Offering in an expeditious manner.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or an applicable exemption from the United States registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Collective Mining Ltd.
To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is an advanced exploration company with options to acquire 100% interests in two projects in Caldas, Colombia. Both projects are located directly within an established mining camp with ten fully permitted and operating mines and benefits from ready access to hydropower, roads and skilled labor.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, outcropping, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo system, which is a partially reduced intrusion related system ("PRIRS"). The Company's 2024 objectives are to expand the Apollo system and step out along strike to expand the recently discovered Trap system.

Management, insiders and close family and friends own over 40% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE American and the TSX under the trading symbol "CNL."

Information Contact:
Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media
Paul Begin, Chief Financial Officer
p.begin@collectivemining.com
+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated use of the net proceeds from the Public Offering and the Concurrent Private Placement; receipt of all final regulatory approvals in connection with the Public Offering and the Concurrent Private Placement; the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

hese forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including final listing mechanics and the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2024/31/c5073.html

%CIK: 0001953575

CO: Collective Mining Ltd.

CNW 08:54e 31-OCT-24